FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                  May 11, 2005

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F [X]   Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                               Yes [ ]   No [X ]

     Enclosure: Press release dated May 11, 2005, announcing results of Annual General Meeting.


                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date:  May 11, 2005        INFICON Holding AG


                                By:    /s/ Peter G. Maier
                                       -----------------------------------------
                                       Name:  Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer

Corporate Contact                                       European Contact
Betty Ann Kram                                          Bernhard Schweizer
Director of Corporate Communications and                sensus PR GmbH
 Investor Relations                                     +41.43.366.5511
+1.315.434.1122                                         bschweizer@sensus.ch
BettyAnn.Kram@inficon.com


                  ANNUAL GENERAL MEETING OF INFICON HOLDING AG


             Gustav Wirz, Vice Chairman, Named Chairman of the Board

                     Paul E. Otth Resumes Vice Chairmanship


Zurich/Switzerland and Syracuse, New York--May 11, 2005 --The Annual General Meeting of Shareholders of INFICON Holding AG (SWX Swiss Exchange: IFCN), a leading manufacturer of instrumentation and process control software for the semiconductor and vacuum coating industries as well as other industrial applications, was held today in Zurich, Switzerland.

The shareholders approved all proposals of the Board of Directors.

In a meeting today of the Board, Gustav Wirz, member and Vice Chairman of the Board since 2004, was named Chairman of the Board , and as planned, Paul E. Otth resumed his former position of Vice Chairman. The INFICON Board of Directors consists of 5 members, including Dr. Richard Fischer, Mario Fontana, Paul E. Otth, Dr. Thomas Staehelin and Gustav Wirz.

Mr. Wirz has had a long and distinguished career in semiconductor equipment manufacturing. He began his professional career in 1970 as head of Research & Development for Kulicke & Soffa, one of the pioneers in semiconductor equipment manufacturing. In 1974, Mr. Wirz joined Seier AG in Switzerland as Managing Director. In 1979, he started his own semiconductor equipment manufacturing company, Gustav Wirz AG, which became Alphasem AG in 1985. In 1987, Mr. Wirz was the first non-US citizen to be elected to the Board of SEMI, the worldwide industry association of the semiconductor equipment and materials industry. A Swiss citizen, he holds positions on several Boards of Directors, including Alphasem AG, NetInvest, QC Solutions (USA), Best-Immo-Invest and Exalos.

Note: A portrait picture of Mr. Gustav Wirz is available in at http://www.inficon.com/newsroom

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of innovative instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. This analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection to the air conditioning/refrigeration industries and toxic chemical analysis for emergency response and security markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", "outlook", "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2004 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004 and 2005. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



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